SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C. 20549

                    SCHEDULE 13G/A

                  (Amendment No. 17)

                       CRANE CO.
                   (Name of Issuer)

             Common Stock, $1.00 Par Value
            (Title of Class of Securities)

                      224399-10-5
                    (CUSIP Number)

Check the following box if a fee is being paid with this statement / /.

The information contained in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act.

CUSIP No. 224399-10-5.

1.   Names of Reporting Persons
     S.S. or IRS.
     Identification Nos.
     of above persons:        The Crane Fund
                              I.R.S. No. 16-6124341

2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Illinois
     Charitable Trust

     Number of Shares Beneficially Owned by Each
     Reporting Person With

     5.   Sole Voting Power:       7,778,416
     6.   Shared Voting Power:     -0-
     7.   Sole Dispositive Power:  7,778,416
     8.   Shared Dispositive Power:-0-

9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person:             7,778,416

10. Check if the aggregate amount in Row 9 excludes certain shares:

11.  Percent of Class represented by amount in Row 9:
     11.4%

12.  Type of Reporting Person:  00

Item 1(a).     Name of Issuer:  Crane Co.

Item 1(b).     Address of Issuer's Principal Executive
               Offices: 100 First Stamford Place
               Stamford, CT 06902

Item 2(a).     Name of Person Filing:  The Crane Fund

Item 2(b). Address of Principal Business Office or, if none, Residence: 140 Sylvan Avenue,
               Suite 4, Englewood Cliffs, NJ 07632

Item 2(c).     Citizenship: Illinois Charitable Trust

Item 2(d).     Title of Class of Securities:  Common
               Stock, $1.00 Par Value.

Item 3.        Not Applicable.

Item 4.        Ownership:

               As of December 31, 1998, The Crane Fund
               owned 7,778,416 shares (11.4%) of the
               outstanding Common Stock, par value
               $1.00 of Crane Co.  The Crane Fund is a
               charitable trust managed by
               trustees appointed by the Board of
               Directors of Crane Co.  The present
               trustees of The Crane Fund are G. A.
               Dickoff, A. I. duPont,
               M. L. Raithel and D. S. Smith, all of
               whom are officers of Crane. Pursuant to the trust instrument, the Shares held by such trust shall be voted by the trustees as directed by the Board of Directors of Crane, the distribution of the income of the trust for its charitable purposes is subject to the control of such Board of Directors, and the Shares may be sold by the trustees only upon the direction of such Board of Directors action by a two-thirds vote.
               None of the trustees has any direct
               beneficial interest in, and all disclaim beneficial ownership of, Shares held by The Crane Fund.

Item 5.        Ownership of Five Percent or Less of a
               Class:  Not Applicable

Item 6.        Ownership of More than Five Percent on
               Behalf of Another Person:  Not
               Applicable

Item 7.        Identification and Classification of the
               Subsidiary which Acquired the Security
               Being Reported on by the Parent Holding
               Company:  Not Applicable

Item 8.        Identification and Classification of
               Members of the Group:  Not Applicable

Item 9.        Notice of Dissolution of Group:  Not
               Applicable

Item 10.       Certification:  Not Applicable

Signature:     After reasonable inquiry and to the best
               of my knowledge and belief, I certify
               that the information set forth in this
               statement is true, complete and correct.




February 18, 1999
/s/A. I. duPont
A. I. duPont
Trustee